E.O.

19008270

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHUN FONG (212) 698-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMP

OATH OR AFFIRMATION

I, CHUN FONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF DISTRIBUTORS, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NNEKA DOWNES SPENCE
Notary Public - State of New York
NO. 01DO6152453
Qualified in Kings County
My Commission Expires Sep 11 2022

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEF Distributors, LLC

Statement of Financial Condition
December 31, 2018

Filed as PUBLIC information to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Directors of
FEF Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY

February 27, 2019

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	23,126,928
Commissions receivable		413,535
Receivable from parent		405,836
Other assets		223,701
Total assets	$	24,170,000
Liabilities and Member's Equity		
Liabilities		
12b-1 fees payable	$	21,926,212
Payable to parent		4,226
Accounts payable and accrued expenses		71,025
Total liabilities		22,001,463
Member's equity		2,168,537
Total liabilities and member's equity	$	24,170,000

See Notes to Statement of Financial Condition.

FEF Distributors, LLC

Notes to Statement of Financial Condition

December 31, 2018

1) Organization

Nature of operations: FEF Distributors, LLC (the "Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds ("FE Funds"). As of December 31, 2018, the FE Funds consist of eight 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Yield Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, and First Eagle Overseas Variable Fund. The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities.

2) Significant Accounting Policies

a) **Basis of presentation**: The statement of financial condition of the Company is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents may consist of investments with stable net asset value ("NAV") money market funds which are valued based on NAV per share as an acceptable proxy of fair value. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits.

d) **Securities**: The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **Commission receivables**: The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. Dealer allowances are fees of up to 4.5% on the FE Funds Class A shares, where the Company is the dealer of record. The Company, as the default dealer receives 12b-1 income at 25 basis points on Class A and Y shares, 100 basis points on Class C shares, 35 basis points on R3 shares and 10 basis points on R4 shares. A contingent deferred sales charge is also collected from Class C shareholders with a holding period of less than 12 months. These fees are computed based on the purchase and redemption price of the FE Funds and are recorded on an accrual basis as earned. As of December 31, 2018, receivables from these fees were $413,535 and are reflected in commission receivables.

f) **12b-1 fees payable**: The Company accrues 12b-1 fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2018, 12b-1 fees payable was $21,926,212.

g) **Income taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is an LLC treated as a partnership and does not have tax liabilities in most jurisdictions but rather passes through its taxable income to its members. The Parent files a tax return with New York City ("NYC"), where it is liable for unincorporated business tax ("UBT"). The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations, based on an apportionment factor attributed to NYC, multiplied by the applicable UBT rate.

3) Assets and Liabilities

As of December 31, 2018, the Company held no investments in securities.

4) Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition.

5) Related-Party Transactions

The Company accrues 12b-1 fee and commissions revenues from the FE Funds for the distribution of shares of the FE Funds. Receivables from the FE Funds as of December 31, 2018 were $413,535 and are included in commissions receivable.

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day to the Parent as a form of facilitating cash settlement of its revenue recognized from the FE Funds. The funds received from this Purchase and Sale Agreement are subsequently disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. For the year ended December 31, 2018, receivables totaling $161,287,261 were sold to the Parent of which $405,836 remains receivable from the Parent as of December 31, 2018 and is reflected in the Statement of Financial Condition.

The Company accrues monthly administrative fees to the Parent for ongoing administrative services provided to the Company in accordance with the Service Agreement between the Company and the Parent. The fees are allocated to the Company based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunication, and corporate services. As of December 31, 2018, the amount payable to the Parent for administrative services is $3,955 and is included in payable to parent.

6) Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented on the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for tax purposes through December 31, 2018, management has determined that there are no material uncertain income tax positions for the Company. As of December 31, 2018, the Company recorded taxes payable of $271, and are included in payable to parent.

7) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day. At December 31, 2018, the Company had net capital of $1,125,465, resulting in excess net capital of $875,465. The minimum net capital requirements may restrict the payment of distributions.

8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future

claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

9) New Accounting Pronouncements

Revenue from Contracts with Customers
In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). The new guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also provides guidance on accounting for certain contract costs and requires additional disclosures. The Company adopted the guidance under ASU 2014-19 on January 1, 2018 under the modified retrospective method of adoption. As a result of the adoption, there was no cumulative impact to Member's equity as of January 1, 2018, no impact to total revenue for the year ended December 31, 2018, and no impact to the statement of financial condition as of December 31, 2018.

Leases
In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The amendments in this ASU require that the recognition of lease assets and lease liabilities on the balance sheet for those leases classified as operating leases. In addition, the ASU requires that the cost or benefit of the lease is recognized over the lease term on a straight-line basis and all cash payments are classified as operating activities. For public business entities (other than public business entities that will adopt Topic 842 as of the effective date for all other entities based on the relief in ASC 842-10-S65-1), the guidance is effective for financial statements issued for annual periods beginning after 15 December 2018, and interim periods within those annual periods. Early adoption is permitted.

The Company will adopt the new lease accounting standard effective as of January 1, 2019 using the modified retrospective approach, and the impact will be reflected in the Company's statement of financial condition thereafter. As such, the Company is currently reviewing existing leases and service contracts, which may include embedded leases. In addition, the Company is in the process of identifying changes to its business processes, systems, and controls to support adoption of the new guidance. However, based on management's preliminary analysis, adoption of this new accounting standard will not result in any material impact to the statement of financial condition.

10) Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded there were no subsequent events through February 27, 2019, the date the statement of financial condition was available to be issued and approved by the Company's management.

FEF Distributors, LLC

Statement Regarding SEC Rule 15c3-3
January 1, 2018 to December 31, 2018

FEF Distributors, LLC

Statement Regarding SEC Rule 15c3-3

January 1, 2018 to December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Directors of
FEF Distributors, LLC

We have reviewed management's statements, included in the accompanying Statement Regarding SEC Rule 15c3-3, in which (1) FEF Distributors, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision) and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, the Director, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

New York, NY

February 27, 2019

FEF Distributors, LLC
1345 Avenue of the Americas
New York, New York 10105-4300
T 212.698.3000

FEF DISTRIBUTORS

Statement Regarding SEC Rule 15c3-3

Exemption Report for the Period January 1, 2018 to December 31, 2018

FEF Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(2). To the best of its knowledge and belief, the Company states the following:

1. Securities and Exchange Commission ("SEC") Rule 15c3-3 (17 C.F. R. §240.15c3-3), adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended, is entitled "Customer protection—reserves and custody of securities" and requires broker-dealers that carry customer funds and securities to adhere to certain custody, control and reserve requirements.

2. The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemption in paragraph (k)(2)(i) of the Rule and met the exemption provisions throughout the period January 1, 2018 to December 31, 2018, without exception because it did not:

   (a) Carry customer accounts of any kind;

   (b) Receive customer funds or securities; or

   (c) Otherwise hold funds or securities for, or owe money or securities to, customers.

FEF Distributors LLC

I, Chun W. Fong, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________
Title: Chief Financial Officer

Date: February 13, 2019